B2GOLD CORP.
Consolidated Financial Statements
December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive (loss) income, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting on page 28 of the 2024 Management's Discussion and Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of the Goose Project cash-generating unit (CGU)
As described in Notes 5 and 9 to the consolidated financial statements, during the year management identified indicators of impairment for the Goose Project CGU. As a result, management performed an impairment assessment on the Goose Project CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be fair value less costs of disposal. Management concluded that the Goose Project CGU was impaired, resulting in an impairment of $661 million. Management estimated the recoverable amount using a discounted cash flow model. Management applied significant judgment in determining the recoverable amount of the Goose Project CGU, including the use of significant assumptions such as mineable mineralization including resources, future production levels, operating and capital costs, a long-term gold price and the discount rate for the Goose Project

CGU. Management estimates mineable mineralization including resources based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment test of the Goose Project CGU is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, when estimating the recoverable amount of the Goose Project CGU; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to mineable mineralization including resources, future production levels, operating and capital costs, a long-term gold price and the discount rate for the Goose Project CGU. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Goose Project CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Goose Project CGU, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management. Evaluating management’s significant assumptions with respect to future production levels, operating and capital costs and long-term gold price involved evaluating whether these significant assumptions were reasonable considering (i) the current actual costs of the Goose Project; (ii) the consistency with external market and industry data; and (iii) whether these significant assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineable mineralization including resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluating the methods and significant assumptions used by management’s specialists, testing of the data used by management’s specialists and evaluating management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate.

Impairment of the Fekola Complex CGU
As described in Notes 5 and 9 to the consolidated financial statements, during the year management identified indicators of impairment for the Fekola Complex CGU, which consists of the Fekola Mine and Fekola Regional Properties. As a result, management performed an impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be fair value less costs of disposal. Management concluded that the Fekola Complex CGU was impaired, resulting in an impairment of $215 million. Management estimated the recoverable amount using a discounted cash flow model. Management applied significant judgment in determining the recoverable amount of the Fekola Complex CGU, including the use of significant assumptions such as mineable mineralization including reserves and resources, future production levels, operating and capital costs, the expected application of fuel taxes, revised royalty and revenue based tax rates, a long-term gold price and the discount rate for the Fekola Complex CGU. Management estimates mineable mineralization including reserves and resources based on information compiled by qualified persons (management’s specialists).

The principal considerations for our determination that performing procedures relating to the impairment test of the Fekola Complex CGU is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialists, when estimating the recoverable amount of the Fekola Complex CGU; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, related to mineable mineralization including reserves and resources, future production levels, operating and capital costs, the expected application of fuel taxes, revised royalty and revenue based tax rates, a long-term gold price and the discount rate for the Fekola Complex CGU. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment test, including controls over the determination of the recoverable amount of the Fekola Complex CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount of the Fekola Complex CGU, which included evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management. Evaluating management’s significant assumptions with respect to future production levels, operating and capital costs, the expected application of fuel taxes, revised royalty and revenue based tax rates and long-term gold price involved evaluating whether these significant assumptions were reasonable considering: (i) the current and past performance of the Fekola Mine; (ii) the consistency with external market and industry data; (iii) results of negotiations with the State of Mali; and (iv) whether these significant assumptions were consistent with evidence obtained in other areas of the audit, as applicable. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of mineable mineralization including reserves and resources. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluating the methods and significant assumptions used by management’s specialists, testing of the data used by management’s specialists, and evaluating management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
February 19, 2025

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2024	2023

Gold revenue	$1,902,030	$1,934,272

Cost of sales
Production costs (Note 24)	(681,828)	(616,197)
Depreciation and depletion	(367,408)	(402,371)
Royalties and production taxes	(146,599)	(135,703)
Total cost of sales	(1,195,835)	(1,154,271)

Gross profit	706,195	780,001

General and administrative	(59,483)	(62,364)
Share-based payments (Note 14)	(24,678)	(20,921)
Impairment of long-lived assets (Notes 9 and 10)	(876,376)	(322,148)
Gain on sale of mining interests (Note 9)	56,115	—
Gain on sale of shares in associate (Note 10)	16,822	—
Non-recoverable input taxes	(13,211)	(5,600)
Foreign exchange losses	(23,692)	(16,020)
Share of net income of associates (Note 10)	2,630	19,871
Community relations	(2,909)	(5,205)
Write-down of mining interests (Note 9)	(636)	(19,905)
Restructuring charges (Note 9)	—	(12,151)
Other expense (Note 16)	(29,104)	(8,161)
Operating (loss) income	(248,327)	327,397

Interest and financing expense	(34,848)	(13,925)
Interest income	20,734	18,519
Change in fair value of gold stream (Note 18)	(26,825)	(12,300)
Losses on dilution of associate (Note 10)	(8,984)	(943)
(Losses) gains on derivative instruments (Note 17)	(2,837)	4,699
Other expense	(8,137)	(3,114)
(Loss) income from operations before taxes	(309,224)	320,333

Current income tax, withholding and other taxes (Note 21)	(319,726)	(290,081)
Deferred income tax recovery (Note 21)	2,297	11,336
Net (loss) income	$(626,653)	$41,588

Attributable to:
Shareholders of the Company	$(629,891)	$10,097
Non-controlling interests (Note 15)	3,238	31,491
Net (loss) income	$(626,653)	$41,588

(Loss) earnings per share (attributable to shareholders of the Company) (Note 14)
Basic	$(0.48)	$0.01
Diluted	$(0.48)	$0.01

Weighted average number of common shares outstanding (in thousands) (Note 14)
Basic	1,308,850	1,232,092
Diluted	1,308,850	1,237,404
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2024	2023

Net (loss) income	$(626,653)	$41,588

Other comprehensive income
Items that will not be subsequently reclassified to net income:
Gains on investments, net of deferred income tax (Note 8)	22,485	20,613
Other comprehensive income	22,485	20,613

Total comprehensive (loss) income for the year	$(604,168)	$62,201

Other comprehensive income attributable to:
Shareholders of the Company	$22,485	$20,613
Non-controlling interests	—	—
	$22,485	$20,613
Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(607,406)	$30,710
Non-controlling interests	3,238	31,491
	$(604,168)	$62,201
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2024	2023
Operating activities
Net (loss) income	$(626,653)	$41,588
Mine restoration provisions settled (Note 13)	(2,088)	(2,297)
Non-cash charges, net (Note 22)	1,289,104	802,577
Proceeds from prepaid sales (Note 19)	500,023	—
Changes in non-cash working capital (Note 22)	(155,179)	(6,538)
Changes in long-term inventory	(55,413)	(26,153)
Changes in long-term value added tax receivables	(72,190)	(94,724)
Cash provided by operating activities	877,604	714,453

Financing activities
Revolving credit facility draw downs (Note 12)	450,000	150,000
Revolving credit facility repayments (Note 12)	(200,000)	—
Revolving credit facility transaction costs (Note 12)	(4,247)	(3,296)
Equipment facility draw downs, net of transaction costs (Note 12)	7,779	—
Repayment of equipment loan facilities (Note 12)	(11,042)	(13,301)
Interest and commitment fees paid	(11,648)	(4,582)
Common shares issued for cash in flow-through financing (Note 14)	10,073	—
Cash proceeds from stock option exercises (Note 14)	3,122	12,854
Dividends paid (Note 14)	(184,632)	(186,724)
Principal payments on lease arrangements (Note 12)	(6,531)	(6,189)
Distributions to non-controlling interest (Note 15)	(122,869)	(34,316)
Extinguishment of gold stream and construction financing obligations (Note 9)	—	(111,819)
Other	923	4,863
Cash used by financing activities	(69,072)	(192,510)

Investing activities
Expenditures on mining interests:
Fekola Mine	(257,776)	(298,942)
Masbate Mine	(29,763)	(30,142)
Otjikoto Mine	(28,842)	(61,063)
Goose Project	(515,391)	(282,338)
Fekola Regional Properties	(16,861)	(55,975)
Gramalote Project	(17,128)	(6,380)
Other exploration (Note 22)	(52,629)	(76,005)
Cash proceeds on sale of investment in associate (Note 10)	100,302	—
Cash proceeds on sale of long-term investment (Note 8)	92,564	—
Purchase of long-term investment (Note 8)	(16,576)	(33,282)
Purchase of shares in associate (Note 10)	(9,089)	—
Cash proceeds from sale of mining interest (Note 9)	7,500	—
Purchase of short-term investments (Note 6)	(16,361)	—
Redemption of short-term investments (Note 6)	5,386	—
Funding of reclamation accounts	(5,797)	(6,541)
Cash acquired on acquisition of Sabina Gold & Silver Corp. (Note 9)	—	38,083
Transaction costs paid on acquisition of Sabina Gold & Silver Corp. (Note 9)	—	(6,672)
Cash paid for purchase of non-controlling interest (Note 9)	—	(6,704)
Cash paid for acquisition of Gramalote Property interest (Note 9)	—	(20,393)
Other	(2,840)	1,015
Cash used by investing activities	(763,301)	(845,339)

Increase (decrease) in cash and cash equivalents	45,231	(323,396)

Effect of exchange rate changes on cash and cash equivalents	(15,155)	(21,655)
Cash and cash equivalents, beginning of year	306,895	651,946
Cash and cash equivalents, end of year	$336,971	$306,895

Supplementary cash flow information (Note 22)
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2024	2023
Assets
Current
Cash and cash equivalents	$336,971	$306,895
Accounts receivable, prepaids and other (Note 6)	41,059	27,491
Value-added and other tax receivables	46,173	29,848
Inventories (Note 7)	477,586	346,495
	901,789	710,729

Long-term investments (Note 8)	76,717	86,007
Value-added tax receivables	244,147	199,671
Mining interests (Note 9)	3,291,435	3,563,490
Investment in associates (Note 10)	91,417	134,092
Long-term inventories (Note 7)	134,529	100,068
Other assets (Note 11)	73,964	63,635
Deferred income taxes (Note 21)	—	16,927
	$4,813,998	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$156,352	$167,117
Current income and other taxes payable	103,557	120,679
Current portion of prepaid gold sales (Note 19)	272,781	—
Current portion of long-term debt (Note 12)	16,419	16,256
Current portion of gold stream obligation (Note 18)	6,900	—
Current portion of mine restoration provisions (Note 13)	7,170	3,050
Other current liabilities	17,508	6,369
	580,687	313,471

Long-term debt (Note 12)	421,464	175,869
Gold stream obligation (Note 18)	159,525	139,600
Prepaid gold sales (Note 19)	265,329	—
Mine restoration provisions (Note 13)	140,541	104,607
Deferred income taxes (Note 21)	169,738	188,106
Employee benefits obligation	18,410	19,171
Other long-term liabilities	22,607	23,820
	1,778,301	964,644
Equity
Shareholders’ equity
Share capital (Note 14)	3,510,271	3,454,811
Contributed surplus	91,184	84,970
Accumulated other comprehensive loss	(102,771)	(125,256)
Retained (deficit) earnings	(515,619)	395,854
	2,983,065	3,810,379
Non-controlling interests (Note 15)	52,632	99,596
	3,035,697	3,909,975
	$4,813,998	$4,874,619
Commitments (Note 26)
Subsequent events (Note 12)

Approved by the Board	"Clive T. Johnson"	Director	"Lisa M. Pankratz"	Director
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2024
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained (deficit) earnings	Non- controlling interests	Total equity

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975

Net (loss) income	—	—	—	—	(629,891)	3,238	(626,653)
Dividends (Note 14)	9,140	24,566	1,141	—	(210,700)	—	(184,993)
Gain on investments, net of deferred income tax (Note 8)	—	—	—	22,485	—	—	22,485
Shares issued for flow-through financing (Note 14)	2,700	7,058	—	—	—	—	7,058
Shares issued on exercise of stock options (Note 14)	1,247	3,122	—	—	—	—	3,122
Shares issued on vesting of RSUs (Note 14)	1,614	6,839	(6,839)	—	—	—	—
Shares issued on vesting of PSUs (Note 14)	944	7,604	(7,604)	—	—	—	—
Shares issued from incentive trust (Note 14)	—	24	—	—	—	—	24
Transactions with non-controlling interests (Note 9 and Note 15)	—	—	—	—	(70,882)	(50,202)	(121,084)
Share-based payments (Note 14)	—	—	25,763	—	—	—	25,763
Transfer to share capital on exercise of stock options and incentive trust shares	—	6,247	(6,247)	—	—	—	—

Balance at December 31, 2024	1,318,041	$3,510,271	$91,184	$(102,771)	$(515,619)	$52,632	$3,035,697

	2023
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2022	1,074,695	$2,487,624	$78,232	$(145,869)	$588,139	$103,663	$3,111,789
Net income	—	—	—	—	10,097	31,491	41,588
Shares and replacement options issued on acquisition of Sabina Gold & Silver Corp. (Note 9)	216,452	925,375	5,075	—	—	—	930,450
Dividends (Note 14)	4,005	11,833	1,258	—	(200,116)	—	(187,025)
Gain on investments, net of deferred income tax (Note 8)	—	—	—	20,613	—	—	20,613
Shares issued on exercise of stock options (Note 14)	5,063	12,854	—	—	—	—	12,854
Shares issued on vesting of RSUs (Note 14)	1,440	5,988	(5,988)	—	—	—	—
Shares issued on vesting of PSUs (Note 14)	741	5,658	(8,603)	—	—	—	(2,945)
Transactions with non-controlling interests (Note 15)	—	—	—	—	(2,266)	(35,558)	(37,824)
Share-based payments (Note 14)	—	—	20,475	—	—	—	20,475
Transfer to share capital on exercise of stock options	—	5,479	(5,479)	—	—	—	—

Balance at December 31, 2023	1,302,396	$3,454,811	$84,970	$(125,256)	$395,854	$99,596	$3,909,975
See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth mine under construction, the Goose Project in Canada. The Company also owns the Gramalote Project in Colombia. The Company holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of evaluation and exploration assets in a number of countries including Mali and Finland.

B2Gold is a public company listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC exchange under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

2Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2025.

3Recent accounting pronouncements

Pronouncements implemented

Amendments to IAS 1 - Presentation of Financial Statements

In January 2020, the IASB issued amendments to IAS 1, Presentation of financial statements titled "Classification of Liabilities as Current or Non-current" and in October 2022, the IASB issued further clarification titled "Non-current Liabilities with Covenants". These amendments outlined that liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments were effective for annual periods beginning on or after January 1, 2024 and adoption of these amendments did not have an effect on our financial statements.

Pronouncements issued but not yet effective

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:
•Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.
•Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.
•New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).
•Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.
•Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted for certain provisions. The Company is currently assessing the effect of these amendments to its financial statements but has not yet adopted.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements ("IFRS 18"), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three defined categories (operating, investing and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided ("management-defined performance measures"), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

4Summary of material accounting policies

The material accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly-owned and partially owned subsidiaries are presented below:

		% interest
-	Fekola SA (“Fekola Mine”)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto Mine”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate Mine”)	100
-	Filminera Resources Corporation ("Masbate Mine")	40
-	B2Gold Back River Corp ("Goose Project")	100
-	Gramalote Limited ("Gramalote Project")	100

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company holds its interest in the Masbate Gold Project (which operates the Masbate Mine) through two indirectly-owned subsidiaries. B2Gold has a 100% interest in Philippines Gold Processing & Refining Corporation (“PGPRC”) and a 40% interest in Filminera Resources Corporation (“FRC”). The remaining 60% interest in FRC is held by a Philippines-registered company that is owned by a Philippine shareholder. The Company consolidates the Masbate Gold Project as a result of its ownership interests and the contractual relationship between the entities. FRC owns the majority of the Masbate Gold Project tenements. PGPRC owns the process plant and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the ore production from FRC at a price equal to the cost for the ore plus a predetermined margin. For accounting purposes, this contractual relationship gives the Company control to consolidate FRC.

The Company's interests in Versamet and BeMetals Corp. ("BeMetals") are accounted for as investment in associates (Note 10). The Company does not control these entities, but does exert significant influence over their operations. The Company accounts for its interest in these associates using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 14) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint arrangements and associates

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The Company considers whether a joint arrangement is a joint operation or joint venture. The parties to a joint operation have the rights to the underlying assets and are exposed to the underlying liabilities of the joint arrangement. The Company accounts for investment in joint operations by recognizing its share of the operations underlying assets, liabilities, revenues and expenses. The parties to a joint venture have an interest in the underlying net assets of the joint arrangement.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-acquisition net income or loss, dilution gains or losses (resulting from changes in ownership interest), depreciation or amortization.

An associate is an entity over which the Company has significant influence, but not control. Investments in associates are also accounted for using the equity method.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

The Company has an option to apply a ‘concentration test’ to assess whether an acquired set of activities and assets are not a business. If substantially all of the fair value of the gross assets acquired are concentrated in a single, identifiable asset or group of similar identifiable assets, the concentration test is met, and the transaction is accounted for as an asset acquisition. In such cases, the acquirer identifies and recognizes the individual identifiable assets acquired and liabilities assumed. The cost of the net assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event will not give rise to goodwill. Acquisition-related costs in an asset acquisition are recognized as part of the cost of the assets acquired.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statement of Operations.

Should the consideration be contingent on future events, the cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the Company’s presentation currency. The Company’s mining operations operate within an economic environment where the functional currency is the United States dollar. References to "$" or "US$" are to United States dollars, while references to "Cdn. $" are to Canadian dollars.

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:
•Monetary assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and
•Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehensive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, balances and transactions are translated into the United States dollar as follows:

•Assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;
•Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and
•Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the Consolidated Balance Sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing. Accounts receivable are classified as financial assets and accounts payable and accrued liabilities are classified as financial liabilities. They are initially measured at fair value and subsequently recorded at amortized cost, which approximates fair value due to the short term to maturity. Accounts receivable are net of expected credit losses.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are classified as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the Consolidated Statement of Operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the Consolidated Statement of Operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded at fair value on the Consolidated Balance Sheet with changes in the fair value being recognized as gains or losses in the Consolidated Statement of Operations. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets held at amortized cost

At each reporting date, the Company measures the loss allowance for financial assets held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial assets has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial assets has not increased significantly since initial recognition, the Company measures the loss allowances for the financial assets at an amount equal to twelve month expected credit losses.

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses and cost to complete.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. If the circumstances that caused the write down no longer exist, the amount of the write down on inventory not yet sold is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties, construction-in-progress (including mine development costs), deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs, and impairment.

Mineral properties

Mineral properties (including mine development costs) are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the units-of-production ("UOP") method, based on recoverable ounces from the estimated proven and probable reserves plus a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of mine development costs to construction-in-progress ceases when the mine is capable of operating in the manner intended by management. The Company applies judgement in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

In accordance with the amendments to IAS 16, Property, plant and equipment, for new mines commissioned on or after January 1, 2022, revenues and the associated cost of production for any items produced during the commissioning phase are recognized in the Consolidated Statement of Operations.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred stripping

Deferred stripping costs are included as a component of mineral property costs. Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to provide access to the ore body for extraction are capitalized as mineral property costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Construction-in-progress

Qualifying assets in the course of construction are capitalized as construction-in-process until the asset is substantially complete and ready for its intended use, at which time, it is transferred to the appropriate category of mineral property or buildings, plant and equipment and depreciation commences.

Buildings, plant and equipment

Buildings, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operating costs; major improvements and replacements which extend the useful life of an asset are capitalized to the cost of the asset. Buildings, plant and equipment are amortized over the life of the mine using the UOP method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dams and other equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of buildings, plant and equipment to its significant components and depreciates separately each component part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest in, exploring and evaluating a mineral property as exploration and evaluation until a decision to construct, abandon or sell the property is made. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral property costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;
•The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
•The status of environmental permits; and
•The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the construction of qualifying assets, which take a substantial period of time to make ready for their intended use, are added to the cost of the assets until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment and reversals of impairment

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the Consolidated Statement of Operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” ("FVLCD") and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit ("CGU") to which the asset belongs is determined. FVLCD is determined as the amount that would be obtained from the sale of the asset less costs of disposal in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the Consolidated Balance Sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the lease term or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the Consolidated Balance Sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the Consolidated Statement of Operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16, Leases.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mine restoration provisions

Future obligations to retire an asset including dismantling, removal from site where required, remediation, on-going treatment, monitoring and other site closure activities are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the Consolidated Statement of Operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements, including restricted share units and performance share units, is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

The Company grants performance share units to certain officers and employees. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using a risk neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Cash settled share-based payment arrangements, including deferred share units and restricted phantom units are measured at fair value using the market value of the underlying shares on the date of issuance. The liability is then remeasured at market value on each reporting date until settlement with any gains or losses flowing through share-based payments expense.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Payments to governments arising due to specific legislation or separate negotiation with the local authorities in the countries the Company operates are assessed to determine whether they are in the scope of IAS 12, Income taxes. Those that are based on measures of profit earned are assessed to be in scope of IAS 12, while those calculated on sales or production are recorded as an operating expense.

For the Fekola Mine, income taxes in Mali are assessed on a mine-specific basis determined by the respective Mining Code and Convention. As the profit measure used to calculate State of Mali’s preferred share interest is determined to be revenue less costs as defined by the relevant legislation, which is the 2012 Mining Code, the 2023 Mining code and the Fekola Mining Convention, this arrangement is determined to be a tax on income and not an operating cost or profit sharing interest and, therefore, in the scope of IAS 12.

The Company uses judgement in determining whether payments arising due to specific legislation or separate negotiation with the relevant authorities are in scope of IAS 12.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill, or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Prepaid gold sales are recognized as deferred revenue on the Consolidated Balance Sheet and recognized as revenue in the Consolidated Statement of Operations when control transfers to the customer upon delivery of gold. The contract price is considered to contain a significant financing component given the long term nature of the upfront payment and the period of time between the receipt of the upfront cash and the transfer of control of the product. This will result in recognition of an interest charge on the upfront amount that increases the future revenue to be recognized.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share reflects the potential dilution from common share equivalents on the weighted average number of common shares outstanding during the year if the resulting shares would be dilutive. For stock options, the potential dilutive impact is calculated using the treasury share method whereby all “in-the-money” options are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

5Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Areas of judgement

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2024, the Company identified changes to the indicators of impairment on the Fekola Complex CGU, consisting of the Fekola Mine and Fekola Regional Properties, and the Goose Project CGU. As a result, these assets were tested for impairment (Note 9). During the year ended December 31, 2023, the Company identified indicators of impairment on the Fekola Complex CGU and the Gramalote Project. As a result, these assets were tested for impairment (Note 9).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements about future events or circumstances, in particular whether an economically viable mine can be established. Judgement is applied in the determination of whether any impairment indicators exist at each reporting date giving consideration to factors including mining title expiration dates, budgeted expenditures, discontinuation of activities in any area, and evaluation of any data which would indicate that the carrying amount of exploration and evaluation assets is not recoverable. If new information becomes available suggesting that the recovery of the carrying amount of exploration and evaluation assets is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

Determination of control or significant influence over investees

The assessment of whether the Company has a significant influence or control over an investee requires the application of judgement when assessing factors that could give rise to a significant influence or control. Factors evaluated when making a judgement of control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual arrangements between the Company and the investee, interchange of managerial personnel, provision of essential technical information and potential voting rights. In evaluating these factors, the Company determines the level of influence over the investee the Company has. Changes in the Company's assessment of the factors used in determining if control or significant influence exists over an investee would impact the accounting treatment of the investment in the investee.

Business combinations and asset acquisitions

The assessment of whether an acquisition meets the definition of a business or whether it is a purchase of assets is a key area of judgment. If deemed to be a business combination, the acquisition method requires acquired assets and liabilities assumed to be recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Where an acquisition involves a purchase of assets the purchase price is allocated to the assets acquired and liabilities assumed based on their relative fair value and no goodwill arises on the transaction. The acquisition of Sabina during the year ended December 31, 2023, was determined to be a purchase of assets (Note 9).

Sources of estimation uncertainty

Fair value of financial instruments

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation (Note 18), the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal (Note 9). Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables includes amounts for the Fekola Mine of $214 million (2023 - $137 million), for the Masbate Mine of $13 million (2023 – $45 million), and for the Gramalote Project of $17 million (2023 - $18 million).

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

6Accounts receivable, prepaids and other

	2024	2023
	$	$

Short-term investments	11,565	—
Supplier advances	9,757	10,533
Prepaid expenses	9,157	8,639
Current portion of derivative instruments (Note 17)	2,217	481
Other receivables	8,363	7,838
	41,059	27,491

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

7Inventories

The current inventory balance is made up as follows:

	2024	2023
	$	$

Gold and silver bullion	34,181	53,065
In-process inventory	45,607	18,220
Ore stock-pile inventory	62,076	80,302
Materials and supplies	335,722	194,908
	477,586	346,495

The long-term inventory balance is made up as follows:

	2024	2023
	$	$

Ore stock-pile inventory	67,891	56,497
Materials and supplies	66,638	43,571
	134,529	100,068

Current ore stock-pile inventory includes amounts for the Fekola Mine of $14 million (2023 - $59 million), for the Otjikoto Mine of $10 million (2023 – $7 million), for the Masbate Mine of $15 million (2023 - $14 million) and for the Goose Project of $23 million (2023 - $nil). During the year ended December 31, 2024, the Company recorded an expense of $1 million to reduce the value of the stock-pile inventory at the Goose Project to its estimated net realizable value.

Long-term stock-pile inventory includes amounts for the Otjikoto Mine of $50 million (2023 – $44 million), for the Fekola Mine of $9 million (2023 - $6 million), and for the Masbate Mine of $9 million (2023 - $6 million).

Long-term supplies inventory are supplies for construction and operations at the Goose Project that are expected to be consumed beyond the next twelve months.

8Long-term investments

	2024			2023
	Cost	AOCI	Fair value	Cost	AOCI	Fair value
	$	$	$	$	$	$

Snowline Gold Corp.	39,011	16,566	55,577	32,759	19,909	52,668
Founders Metals Inc.	8,705	5,500	14,205	—	—	—
St. Augustine Gold & Copper Ltd.	20,193	(16,408)	3,785	20,193	(15,562)	4,631
AuMEGA Metals Ltd.	3,839	(1,813)	2,026	2,885	(1,253)	1,632
RTG Mining Inc.	13,400	(13,023)	377	13,400	(13,092)	308
West African Resources Ltd.	—	—	—	20,530	(6,261)	14,269
Osino Resources Corp.	—	—	—	6,955	5,340	12,295
Other	1,563	(816)	747	899	(695)	204
	86,711	(9,994)	76,717	97,621	(11,614)	86,007

On June 20, 2024, the Company sold 79 million of its 111 million shares in its associate Calibre Mining Corp ("Calibre") for proceeds of $100 million (see Note 10). As a result of the decreased shareholding and no longer having the right to nominate a member to the Board of Directors of Calibre, the Company determined it no longer had significant influence over Calibre. The remaining investment of 32 million shares, valued at $43 million, was reclassified to Long-term investments in the Consolidated Balance Sheet. Subsequently, the Company sold the remaining 32 million shares for proceeds of $58 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2024, the Company sold its 22 million share investment in West African Resources Ltd. for proceeds of $19 million and its 12 million share investment in Osino Resources Corp. for proceeds of $16 million.

During the year ended December 31, 2024, the Company purchased an additional 1.6 million shares of Snowline Gold Corp. ("Snowline") at an average cost of Cdn. $5.47 for a total cost of $6 million to maintain a 9.9% interest in Snowline in accordance with the Company's rights under its shareholder agreement.

On November 5, 2024, the Company purchased 4.4 million shares in Founders Metals Inc. at Cdn. $2.75 per share for a total cost of $9 million.

During the year ended December 31, 2024, the Company made other smaller purchases of long-term investments at a cost of $2 million.

9Mining interests

	Mineral Properties	Buildings, plant & equipment	Construction-in-progress	Exploration & evaluation assets	Total
	$	$	$	$	$
Cost
Balance at December 31, 2022	2,203,412	1,679,345	16,596	511,867	4,411,220
Acquisitions	—	41,166	1,050,326	114,898	1,206,390
Additions	193,443	197,704	388,272	61,832	841,251
Disposals	—	(25,479)	—	—	(25,479)
Write-downs	—	—	—	(19,905)	(19,905)
Transfers	21,087	61,414	(61,414)	(21,087)	—
Change in mine restoration provision estimates	(495)	—	363	(150)	(282)
Balance at December 31, 2023	2,417,447	1,954,150	1,394,143	647,455	6,413,195

Additions	152,559	87,234	685,869	23,901	949,563
Capitalized interest	—	—	30,008	—	30,008
Disposals	(21,087)	(27,165)	—	(10,230)	(58,482)
Write-downs	—	—	—	(636)	(636)
Transfers	771,391	73,523	(849,872)	—	(4,958)
Change in mine restoration provision estimates	32,333	—	3,687	1,819	37,839
Balance at December 31, 2024	3,352,643	2,087,742	1,263,835	662,309	7,366,529

Accumulated depreciation, depletion, amortization and impairment
Balance at December 31, 2022	(1,150,839)	(853,167)	—	(132,484)	(2,136,490)
Depreciation and depletion	(241,194)	(171,155)	—	—	(412,349)
Impairment	(96,800)	(65,753)	—	(154,710)	(317,263)
Disposals	—	16,397	—	—	16,397
Balance at December 31, 2023	(1,488,833)	(1,073,678)	—	(287,194)	(2,849,705)

Depreciation and depletion	(192,495)	(181,027)	—	—	(373,522)
Impairment	(770,848)	(57,855)	—	(47,673)	(876,376)
Disposals	—	24,509	—	—	24,509
Balance at December 31, 2024	(2,452,176)	(1,288,051)	—	(334,867)	(4,075,094)

Net book value at December 31, 2023	928,614	880,472	1,394,143	360,261	3,563,490

Net book value at December 31, 2024	900,467	799,691	1,263,835	327,442	3,291,435

Impairment of the Goose Project CGU

During the year ended December 31, 2024, the Company completed an updated construction cost estimate for the Goose Project. The updated estimate, which showed a significant increase in the expected construction cost to complete, was determined to be an indicator of impairment for the Goose Project assets. As a result, the Company performed an impairment assessment on the Goose Project CGU. The carrying value of the CGU was compared to the CGU’s recoverable

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

amount which was determined to be its FVLCD. To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including resources, future production levels, operating and capital costs, long-term gold price of $1,900 per ounce, and a discount rate of 6% for the Goose Project CGU. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Goose Project CGU was impaired resulting in an impairment charge of $661 million recorded in the Consolidated Statement of Operations during the year ended December 31, 2024.

The recoverable amount of the Goose Project CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $80 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Goose Project CGU of approximately $23 million.

Impairment of the Fekola Complex CGU

During the year ended December 31, 2023, the State of Mali (the "State") introduced a new mining code (the “2023 Mining Code”) and related Local Content Law. In July 2024, the accompanying Implementation Decrees, which clarify how the provisions of the 2023 Mining Code and Local Content Law should be applied, were enacted into law. At June 30, 2024, the Company and the State remained in ongoing negotiations related to how certain components of the 2023 Mining Code should be applied to the Fekola Complex. On September 11, 2024, the Company reached a Memorandum of Understanding (the "Agreement") with the State which covers the ongoing operation and governance of the Fekola Complex as well as the settlement of existing income tax, customs and other regulatory disputes covering the period 2016 to December 31, 2023 and the distribution of dividends attributed to the State of Mali up to December 31, 2023 (see Memorandum of Understanding with the State of Mali).

For the year ended December 31, 2023, the Company recorded an impairment of $206 million for the Fekola Complex based on the Company's best estimate of the application of the 2023 Mining Code at that date. A net impairment charge of $192 million after taking into account a deferred income tax recovery of $14 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023.

At June 30, 2024, the known and estimated changes to the financial framework of the Fekola Complex as impacted by the 2023 Mining Code, including the status of the ongoing discussions with the State at that time, were considered to be updated indicators of impairment for the Fekola Complex assets as at June 30, 2024. As a result, at June 30, 2024, the Company performed an updated impairment assessment on the Fekola Complex CGU. The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its FVLCD. To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, the expected application of fuel taxes, revised royalty and revenue based tax rates, long-term gold price of $1,900 per ounce, and a discount rate of 7.5% for the Fekola Complex. The expected outcome of material terms of the Agreement were considered in arriving at the key estimates used to determine the FVLCD for the Fekola Complex as of June 30, 2024. Management’s estimate of the FVLCD of its CGU is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Fekola Complex CGU was impaired resulting in an impairment of $215 million. A net impairment charge of $194 million after taking into account a deferred income tax recovery of $21 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2024.

The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $96 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $12 million.

Memorandum of Understanding with the State of Mali

Pursuant to the Agreement, the Fekola Mine (including the Fekola underground) continues to be governed by the 2012 Mining Code and the Fekola Mining Convention through 2040, but will be subject to certain revenue-based production taxes and infrastructure funds that were determined not to be stabilized under the 2012 Code, along with the application of taxes

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

to fuel purchases. As new mining projects, the Fekola Regional properties are expected to be governed by the 2023 Mining Code subject to a negotiated 2% reduction in royalty based tax rates as provided under the Agreement.

Other principal terms of the Agreement are summarized as follows:
•Settlement of income tax and customs assessments for the period from 2016 through 2023 of $70 million, which was paid during the year ended December 31, 2024. An expense of $67 million (net of previous accruals) was recorded as an income tax expense in the Consolidated Statement of Operations for the year ended December 31, 2024;
•Settlement of other regulatory disputes related to the timing of repatriation of funds of $17 million. This amount was paid upon signing of the Agreement and has been recorded in Other Expense in the Consolidated Statement of Operations for the year ended December 31, 2024;
•Distribution of retained earnings of $107 million attributed to the State of Mali's non-controlling interest from its 10% ordinary share ownership in the Fekola Mine up to December 31, 2023. The ordinary dividend was paid during the year ended December 31, 2024;
•Upon completion of certain conditions precedent, the State of Mali's 10% ordinary share interest in Fekola was converted into a 10% preferred share interest. The rights of the additional preferred share interest are consistent with the State of Mali's 10% free carried interest including priority dividend rights, therefore, this is accounted for as an income tax under IAS 12 Income taxes. Under the agreement, the State's preferred share interest rights were applied from January 1, 2024 onwards. As at December 31, 2024, the State held a 20% preferred share interest in Fekola and the remaining 80% interest in Fekola continued to be held by B2Gold as an ordinary share interest; and
•In addition to the above, the Company forgave the principal and accrued interest balance outstanding totalling $69 million on the loan made to the State for the purchase of their 10% ordinary share ownership. This was recorded within Equity on the Consolidated Balance Sheet.

Versamet transaction

On June 5, 2024, the Company entered into a purchase and sale agreement (the "Versamet Agreement") to sell a portfolio of ten metal royalties (the "Royalties") to a private company, Versamet. Under the terms of the Versamet Agreement, the royalty sale is split into two tranches.

Upon completion of the first tranche, on June 5, 2024, the Company received 122 million Versamet shares at Cdn. $0.80 per share for proceeds of $71 million in exchange for the following royalties:
•2.7% net smelter return (“NSR”) royalty on the Kiaka Gold Project, with a book value of $18 million;
•2.7% NSR royalty on the Toega Gold Deposit, with a book value of $3 million;
•1.5% NSR royalty on the Primavera Project, with no book value; and
•Two exploration stage royalties, with no book value.

The Royalties comprising the second tranche were subject to certain rights of first refusal that needed to be exercised within 60 days of the transaction date. Upon completion of the second tranche, on August 13, 2024, the Company received 17 million Versamet shares at Cdn. $0.80 per share for proceeds of $10 million in exchange for the following royalties:
•2% NSR royalty on the Mocoa Project, with a carrying value value of $10 million;
•Three additional exploration stage royalties, with a nominal carrying value.

The book value of the Royalties was included within mining interests. The gain on sale of mining interests was calculated as follows:

$

Fair value of common shares received	81,433
Transaction costs	(1,500)
Net proceeds received	79,933

Kiaka Royaly	18,488
Mocoa Royalty	10,230
Toega Royalty	2,599
Book value of assets sold	31,317

Gain on sale of mining interests	48,616

The Company and Versamet also entered into an Investor Rights Agreement which entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. The Company

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

determined that it has significant influence over the decision-making processes of Versamet due to the ability to nominate a Director to the Board and owning 33% of the outstanding share capital. As a result, the Company's investment in Versamet has been recorded as an Investment in Associate in the Consolidated Balance Sheet (Note 10).

Acquisition of Sabina

On April 19, 2023, the Company completed the acquisition (the “Transaction”) of Sabina Gold & Silver Corp ("Sabina"), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada. The acquisition was accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine. For accounting purposes, it was determined that B2Gold obtained control of Sabina on April 14, 2023, which is the date when the Transaction was irrevocably approved by the Supreme Court of British Columbia, giving the Company the ability to direct the use of the net assets acquired.

The purchase price of the acquisition was $937 million, consisting of the fair value of B2Gold shares issued of $925 million, based on the issuance of 216,451,555 B2Gold shares at Cdn. $5.72 per share and a foreign exchange rate of Cdn. $1.3379 to $1, the fair value of B2Gold replacement stock options of $5 million (3 million equivalent stock options for B2Gold common shares), plus B2Gold transaction costs of $7 million.

The purchase price was calculated as follows:

$

Common shares issued (216,451,555 common shares)	925,375
Fair value of B2Gold replacement stock options	5,075
Transaction costs	6,672
Total purchase price	937,122

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

$

Cash and cash equivalents	38,083
Accounts receivable, prepaids and other	816
Value added and other tax receivables	2,637
Mining interest - Construction-in-progress - Goose Project	1,050,326
Mining interest - Buildings, plant & equipment	33,921
Mining interest - Exploration & Evaluation Asset - Hackett River Royalty	64,540
Mining interest - Exploration & Evaluation Assets - Other	28,533
Other assets	15,738
Accounts payable and accrued liabilities	(41,344)
Current portion of long-term debt	(3,770)
Construction financing obligations	(65,419)
Gold stream obligation	(173,700)
Long-term debt	(6,716)
Mine restoration provision	(3,436)
Other long-term liabilities	(3,087)
937,122

Following completion of the Transaction, the Company extinguished certain gold stream and construction financing obligations with payments totalling $112 million, as follows:
•a $46 million payment to extinguish one-third of the gold stream obligation;
•a $63 million payment to extinguish the gold metal off take agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Gramalote Property

On October 5, 2023, the Company completed the acquisition of the remaining 50% of the net assets of the Gramalote Project from its joint venture partner AngloGold Ashanti Limited ("AngloGold"). The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine.

The purchase price consists of the following cash payments to AngloGold contingent on certain milestones:
•$20 million paid upon closing of the transaction
•$10 million contingent consideration to be paid upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million to be paid upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing;
•$10 million contingent consideration to be paid on the first anniversary of commercial production at the Gramalote Project;
•$10 million contingent consideration to be paid on the second anniversary of commercial production at the Gramalote Project.
The total purchase price of $35 million, including an estimate of the fair value of the future contingent payments, was determined using the expected value approach in accordance with IFRS 13, Fair value measurements. The purchase price is composed as follows:

$

Cash consideration upon closing	20,000
Fair value of contingent consideration	14,298
Transaction costs	393
Total purchase price	34,691

The purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed as follows:

$

Cash and cash equivalents	1,606
Accounts receivable, prepaids and other	2,197
Value added tax receivables (non-current)	8,567
Mining interest - Gramalote	25,568
Accounts payable and accrued liabilities	(1,317)
Lease liabilities	(111)
Current income and other taxes payable	(144)
Mine restoration provision	(1,675)
34,691

Future contingent payments are recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the payment of contingent consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the timing and probability of contingent payments and the discount rate. The fair value of the contingent consideration was estimated to be $14 million. The total purchase price was allocated based on the relative fair value of the assets acquired and liabilities assumed, including the mining interest, working capital, value-added tax receivables and mine restoration provisions. The value of the 50% Gramalote Project mining interest was determined to be $26 million.

The acquisition of AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% interest in the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, for the year ended December 31, 2023. The recoverable amount of $26 million allocated to the Company's existing 50% share of the Gramalote Project resulted in an impairment of $112 million recorded in the Consolidated Statement of Operations during the year ended December 31, 2023.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Otjikoto

During the year ended December 31, 2023, the Company communicated to employees about the phased closure plan for the Otjikoto Mine that began in 2023. The announcement of the planned closure of the mine resulted in an obligation for severance pay under Namibian law. The undiscounted severance obligation before inflation adjustments was estimated at $16 million. The present value of these payments was $12 million using a Namibian based discount rate of 11%, a Namibian based inflation rate of 7% and a Namibian dollar ("N$") exchange rate of N$18.30 to $1. The present value of these payments was recorded on the Consolidated Balance Sheet and as a restructuring charge in the Consolidated Statement of Operations for the year ended December 31, 2023.

Other

During the year ended December 31, 2024, the Company wrote-off $1 million (2023 - $20 million) relating to non-core properties that it no longer plans to proceed with.

During the year ended December 31, 2024, the Company sold a royalty on the Quebradona Property in Colombia, with no book value, to the owner of the property for proceeds of $7.5 million. This amount was recorded as a Gain on Sale of Mining Interests in the Consolidated Statement of Operations for the year.

During the year ended December 31, 2023, the Company paid $7 million in cash to buy the remaining 5% non-controlling interest ownership of Menankoto SARL, giving it 100% ownership of the property. The loss on the purchase of $7 million was recorded in retained earnings on the Consolidated Balance Sheet at December 31, 2023.

As at December 31, 2024 the Company had leased assets of $35 million (2023 - $34 million) under IFRS 16. The leased assets primarily consisted of the corporate offices of $17 million, cost of $24 million net of $7 million in accumulated depreciation, (2023 - $19 million, cost of $24 million net of $5 million in accumulated depreciation) and other leased assets of $18 million, cost of $32 million net of $14 million in accumulated depreciation, (2023 - $15 million, costs of $24 million net of $9 million in accumulated depreciation) classified as buildings, plant and equipment.

10Investment in associates

	Versamet	BeMetals	Calibre	Total
	$	$	$	$

Balance at December 31, 2022	—	8,275	111,774	120,049
Share of net income (loss)	—	(251)	20,122	19,871
Impairment	—	(4,885)	—	(4,885)
Loss on dilution	—	—	(943)	(943)
Balance at December 31, 2023	—	3,139	130,953	134,092
Shares acquired	88,933	1,589	—	90,522
Share of net (loss) income	(1,866)	(378)	4,874	2,630
Shares sold	—	—	(83,480)	(83,480)
Transfer to long-term investments	—	—	(43,363)	(43,363)
Loss on dilution	—	—	(8,984)	(8,984)
Balance at December 31, 2024	87,067	4,350	—	91,417

Calibre

On January 24, 2024, the Company's associate Calibre completed the acquisition of Marathon Gold Corporation ("Marathon"). As a result of the Calibre shares issued for the acquisition of Marathon, the Company's interest in Calibre was diluted from 24% to 15%, resulting in a dilution loss of $9 million. Despite owning less than 20% of Calibre, the Company determined that, at that time, it still had significant influence over its associate due to, among other things, the Company's right to nominate one Director to the Board of Calibre.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

On June 20, 2024, the Company sold 79 million of its 111 million shares in Calibre for proceeds of $100 million (net of transaction costs). The gain on sale of the Calibre shares was calculated as follows:

$

Fair value of common shares received	101,455
Transaction costs	(1,153)
Net proceeds received	100,302

Book value of associate	126,843
Transfer to long-term investments	(43,363)
Book value of assets sold	83,480

Gain on sale of mining interests	16,822

The equity accounting for Calibre is based on its published results to June 30, 2024. The Company's equity share of Calibre's estimated net income for the year ended December 31, 2024 was $5 million (2023 - $20 million).

As a result of the decreased shareholding and no longer having the right to nominate a member to the Board of Directors of Calibre, the Company determined it no longer had significant influence over Calibre. The remaining investment at June 20, 2024, of 32 million shares, valued at $43 million, was reclassified to Long-term investments in the Consolidated Balance Sheet (Note 8).

Versamet transaction

During the year ended December 31, 2024, the Company closed the sale of certain royalties to Versamet (see Note 9) in exchange for common shares in Versamet valued at $81 million. On August 13, 2024, the Company also completed a private placement for 13 million shares of Versamet valued at Cdn. $0.81 per share for total cost of $7.5 million.

The Company and Versamet also entered into an Investor Rights Agreement which entitles B2Gold to nominate one member to Versamet’s Board of Directors and pro rata participation rights with respect to future capital raises. The Company determined that it has significant influence over the decision-making processes of Versamet due to the ability to nominate a Director to the Board and owning 33% of the outstanding share capital. As a result, the Company's investment in Versamet has been recorded as an Investment in Associate in the Consolidated Balance Sheet.

The equity accounting for Versamet is based on its published results to September 30, 2024. The following is a summary of the Condensed Interim Statement of Financial Position of Versamet at September 30, 2024 on a 100% basis: Current assets - $10 million, non-current assets - $231 million, total assets - $240 million, current liabilities - $17 million, non-current liabilities - $5 million and net assets - $218 million. The following is a summary of the Condensed Interim Statement of Operations of Versamet for the nine months ending September 30, 2024 on a 100% basis: Revenues - $9 million, production costs - $7 million, depreciation and depletion - $1 million, other operating expenses - $2 million, stock-based compensation - $2 million, deferred income tax expense - $3 million and net income - $5 million. The Company's equity share of Versamet's estimated net loss for the year ended December 31, 2024 was $2 million (2023 - $nil).

BeMetals

During the year ended December 31, 2024, the Company completed a private placement for an additional 22 million shares of BeMetals at a cost of Cdn. $0.10 per share for a total cost of $2 million.

The trading price of BeMetals on December 31, 2024 was Cdn $0.05 per share which corresponds to a quoted market value of $2 million (at a closing exchange rate of Cdn $1.45 per US$) for the Company's investment.

During the year ended December 31, 2023, the Company determined that its associate BeMetals had become impaired due to the significant and prolonged decline in the fair value of the BeMetals shares held. The Company recorded an impairment loss of $5 million to reflect the fair value of the investment in BeMetals.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The equity accounting for BeMetals is based on its most recent published results to September 30, 2024. BeMetals files its financial results in Canadian dollars. The Condensed Interim Consolidated Statement of Financial Position has been converted to United States dollars at a rate of Cdn. $1.45 and the Condensed Statement of Loss and Comprehensive Loss has been converted at a rate of Cdn. $1.37. The following is a summary of the Condensed Interim Consolidated Statement of Financial Position of BeMetals at September 30, 2024 on a 100% basis: Current assets - $3 million, non-current assets - $22 million, total assets - $26 million, and net assets - $17 million. The following is a summary of the Condensed Interim Consolidated Statement of Loss and Comprehensive Loss of BeMetals for the nine months ending September 30, 2024 on a 100% basis: net loss and comprehensive loss - $1 million.

11Other assets

	2024	2023
	$	$

Reclamation deposits	54,375	50,934
Prepaid withholding tax	14,473	—
Restricted cash	5,054	5,259
Loan to associate	—	5,763
Other	62	1,679
	73,964	63,635

Reclamation deposits include amounts for the Fekola Mine of $22 million (2023 - $21 million), for the Otjikoto Mine of $18 million (2023 – $14 million), for the Goose Project of $11 million (2023 - $12 million) and for the Masbate Mine of $4 million (2023 - $4 million).

During the year ended December 31, 2024, the Company advanced $2 million (2023 - $2 million) to its associate BeMetals. Also during the year ended December 31, 2024, the Company recorded an expected credit loss of $7 million (2023 - $2 million) on its loan to its associate.

12Long-term debt

	2024	2023
	$	$
New revolving credit facility:
Principal amount	400,000	—
Unamortized financing costs	(8,310)	—
	391,690	—
Old revolving credit facility:
Principal amount	—	150,000
Unamortized financing costs	—	(7,365)
	—	142,635
Equipment loans:
Fekola equipment loan facilities (net of unamortized transaction costs)	13,319	13,875
Goose equipment loan facility (net of unamortized transaction costs)	3,588	6,776
	16,907	20,651

Lease liabilities	29,286	28,839

Total debt	437,883	192,125
Current portion	(16,419)	(16,256)
Long-term debt	421,464	175,869

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a continuity schedule of the Company's debt balances:

	New revolving credit facility	Old revolving credit facility	Equipment loans	Lease Liabilities	Total
	$	$	$	$	$

Balance at December 31, 2022	—	—	23,974	33,254	57,228
Revolving credit facility draw downs	—	150,000	—	—	150,000
Lease liabilities incurred	—	—	—	5,457	5,457
Lease liabilities terminated	—	—	—	(6,341)	(6,341)
Debt acquired as part of Sabina acquisition (Note 9)	—	—	9,431	1,055	10,486
Debt repayments	—	—	(13,301)	(6,224)	(19,525)
Foreign exchange losses	—	—	410	330	740
Reclass deferred financing costs from other assets	—	(8,311)	—	—	(8,311)
Non-cash interest and financing expense	—	946	137	1,308	2,391
Balance at December 31, 2023	—	142,635	20,651	28,839	192,125
Draw downs	—	450,000	7,779	—	457,779
Debt repayments	—	(200,000)	(11,042)	(6,531)	(217,573)
Transfer outstanding balance to new revolving credit facility	400,000	(400,000)	—	—	—
Lease liabilities incurred	—	—	—	8,343	8,343
Lease liabilities terminated	—	—	—	(461)	(461)
Foreign exchange gains	—	—	(618)	(2,291)	(2,909)
Deferred financing costs incurred	(8,310)	—	—	—	(8,310)
Deferred financing costs written off	—	3,766	—	—	3,766
Non-cash interest and financing expense	—	3,599	137	1,387	5,123
Balance at December 31, 2024	391,690	—	16,907	29,286	437,883

Current portion	—	—	(10,023)	(6,396)	(16,419)
	391,690	—	6,884	22,890	421,464

Revolving credit facilities

On December 17, 2024, the Company entered into a new revised revolving credit facility ("new RCF") agreement with a syndicate of banks. The maximum available for drawdown under the facility is $800 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

Drawdowns on the new RCF can be in either United States or Canadian dollars. The new RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the new RCF is four years, maturing on December 17, 2028. Transaction costs on the new RCF of $8 million are amortized over the facility term.

The Company has provided security on the new RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the new RCF, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at December 31, 2024, the Company was in compliance with these debt covenants.

Pursuant to the terms of the new RCF, the Company implemented a gold collar hedging program structured to achieve a minimum cumulative financial settlement of $220 million relative to an assumed refined gold market price of $1,750 per ounce and 20% of the Company's forecasted production volumes for fiscal years 2025 and 2026 per the most recent life-of-mine plan consolidated projected gold production and shall maintain such gold hedging program (allowing, however, for the wind down of the program in the ordinary course) until the earlier of (i) the date such hedging program has achieved a minimum cumulative financial settlement of $220 million and December 31, 2026 (Note 17).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

There were no drawdowns on the new RCF during the year end December 31, 2024 after transferring the $400 million outstanding balance on the old revolving credit facility ("old RCF"). As at December 31, 2024, the Company had $400 million available for future draw downs.

Upon entering into the new RCF, the Company transferred the $400 million outstanding balance from its old RCF. The old RCF bore interest on a sliding scale based on SOFR plus term credit spread adjustment in addition to a sliding scale premium between 2.00% to 2.50%. Commitment fees for the undrawn portion of the old RCF were between 0.450% and 0.563%. Unamortized transaction costs on the old RCF of $4 million were written off as financing expense in the Consolidated Statement of Operations for the year ended December 31, 2024.

Prior to transferring the outstanding balance to the new RCF, during the year ended December 31, 2024, the Company drew down $450 million and repaid $200 million on the old RCF.

Subsequent to December 31, 2024, the Company repaid the outstanding balance of $400 million on the new RCF.

Fekola equipment loan facilities

During 2016, the Company entered into a Euro 71 million term equipment facility (the "first equipment facility") with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali and was fully utilized. During the year ended December 31, 2024, the Borrower fully repaid the first equipment facility.

On September 29, 2020, the Company entered into a second term equipment facility (the "second equipment facility") with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $40 million. The second equipment facility was available to the the Borrower to finance or refinance up to 75% of the cost of the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. On October 26, 2020, the Borrower drew down the entire amount under the new equipment facility for proceeds of Euro 36 million.

On December 9, 2024, the Company entered into a third term equipment facility with Caterpillar Financial Services Corporation for aggregate principal amount of up to the Euro equivalent of $35 million. The third equipment facility is available to the the Borrower to finance or refinance a specified percentage of the cost of spare parts, mining fleet and other mining equipment at the Company's Fekola Mine in Mali. As at December 31, 2024, the Borrower has drawn down the $8 million under the third equipment facility. The Company has until December 31, 2025 to draw under this facility.

Each equipment loan under both facilities is repayable in 20 equal quarterly installments except for loans financing the cost of spare parts which are repayable in 16 equal installments. The final repayment date shall be five years or four years, respectively, from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to the Euro Interbank Offer Rate ("EURIBOR") plus a margin of 4.25% for existing equipment and EURIBOR plus a margin of 3.25% for other loans. The Company and its wholly-owned subsidiary, Mali Mining Investments Limited, have guaranteed the second equipment facility and security is given over the equipment of the Borrower which has been financed by the second equipment facility, related warranty and insurance.

In connection with the Fekola equipment loan facilities, the Company must also maintain an interest coverage ratio greater than or equal to 3:1 for any fiscal quarter and a leverage ratio of less than 3.5:1 for any fiscal quarter. As at December 31, 2024, the Company was in compliance with these debt covenants.

Subsequent to December 31, 2024, on January 24, 2025, the Company drew down a further $3 million under the third Fekola term equipment facility.

Goose Project equipment loan facilities

As part of the acquisition of Sabina (Note 9), the Company acquired a series of equipment loans with two suppliers for open pit and underground mining equipment. The loans for the open pit mining equipment are denominated in US dollars, bear interest at a floating rate of 3-month SOFR plus 4.25% and have four year terms. The loans for the underground mining equipment are denominated in Canadian dollars, bear interest at fixed rates between 3.0% and 5.7% and have four year terms.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Lease liabilities

For the year ended December 31, 2024, payments totalling $9 million (2023 - $3 million) relating to short-term leases (those with a term of 12 months or less) and $55 million (2023 - $58 million) relating to variable lease payments (including both lease and non-lease components) have been expensed in the Consolidated Statement of Operations.

The expected timing of undiscounted lease payments at December 31, 2024 for leases accounted for under IFRS 16 is as follows:

$

Less than one year	6,548
One to five years	16,257
More than five years	11,816
34,621

For the year ended December 31, 2024, the Company recognized depreciation expense of $7 million (2023 - $6 million) on right-of-use assets recognized under IFRS 16, Leases in the Consolidated Statement of Operations and made payments on these leases of $7 million (2023 - $6 million).

Debt repayment schedule

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2024:

	2025	2026	2027	2028	2029	Total
	$	$	$	$	$	$

New revolving credit facility
Principal	—	—	—	400,000	—	400,000
Interest & commitment fees (estimated)	27,959	27,053	27,053	25,997	—	108,062

Fekola equipment loan facilities:
Principal	7,162	1,554	1,554	1,554	1,549	13,373
Interest (estimated)	608	373	277	181	84	1,523

Goose equipment loan facility:
Principal	2,917	672	—	—	—	3,589
Interest (estimated)	95	35	—	—	—	130

Lease liabilities
Principal	6,548	5,453	3,771	2,388	2,378	20,538
	45,289	35,140	32,655	430,120	4,011	547,215

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Convertible senior unsecured notes

Subsequent to December 31, 2024, on January 28, 2025, the Company issued convertible senior unsecured notes (“the Notes”) with an aggregate principal amount of $460 million for cash proceeds of $447 million net of financing costs of $13 million. The notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025. The Notes mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of the Company per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per share. The initial conversion rate is subject to adjustment in certain events. The Company has the right to redeem the Notes in certain circumstances and holders have the right to require the Company to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all existing and future senior unsecured indebtedness. The Notes are effectively unsecured to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally unsecured to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

In connection with the notes, the Company entered into a cash settled total return swap with respect to approximately $50 million common shares of the Company with one of the initial purchasers of the Notes.

13Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which are site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment, demolition and removal of items from site where required. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2024, management used a risk-free rate applicable to each location’s functional currency ranging from 4.55% to 4.62% and a long-term inflation rate of 2.3%. The undiscounted cash flows, before inflation adjustments to settle the mine restoration provisions were estimated at approximately $187 million at December 31, 2024 (2023 - $130 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2033 to 2039.

The following table shows the movement in the provision for mine restoration provisions:

	2024	2023
	$	$

Balance, beginning of year	107,657	101,113
Reclamation spending	(2,088)	(2,297)
Accretion expense	4,305	4,011
Change in obligation	37,837	(281)
Liabilities acquired	—	5,111
Balance, end of year	147,711	107,657
Less: current portion	(7,170)	(3,050)
	140,541	104,607

14Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2024, the Company had 1,318,040,605 common shares outstanding. No preferred shares were outstanding.

During the year ended December 31, 2024, the Company paid a quarterly dividend of $0.04 per share totalling $211 million for the year. Of this amount, $25 million was paid through the issuance of 9 million shares under the Company's Dividend Re-investment Plan ("DRIP"). During the year ended December 31, 2023, the Company paid a quarterly dividend of $0.04 per share totalling $200 million for the year. Of this amount, $12 million was paid through the issuance of 4 million shares under the Company's DRIP. The dividends have been recognized in retained (deficit) earnings in the Consolidated Statement of Changes in Equity during the respective period.

Subsequent to December 31, 2024, on February 19, 2025, B2Gold’s Board of Directors declared a cash dividend for the first quarter of 2025 of $0.02 per common share, payable on March 20, 2025 to shareholders of record as of March 7, 2025.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During the year ended December 31, 2024, the Company issued 3 million flow-through shares for cash proceeds of $10 million. The flow-through premium of $3 million was booked to Other Current Liabilities in the Consolidated Balance Sheet at December 31, 2024. In conjunction with the issuance of the flow-through shares, the Company has committed to spending Cdn. $15 million on eligible exploration expenditures in Canada by December 31, 2025.

During 2024, the Company received $3 million (2023 - $13 million) pursuant to the exercise of 1 million (2023 – 5 million) stock options.

Stock options

During the year ended December 31, 2024, 22 million stock options were granted to employees with exercise prices ranging from Cdn. $3.48 to Cdn. $4.40 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $11 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 3.8%, an expected life of up to 3 years, an expected volatility of up to 38% and a dividend yield rate of up to 6.2%.

During 2023, approximately 3 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $4.11 to Cdn. $5.40 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $3 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 4.4%, an expected life of up to 3 years, an expected volatility of up to 50% and a dividend yield rate of up to 5.3%.

On April 19, 2023, the Company issued 3 million B2Gold replacement stock options upon the acquisition of Sabina. The replacement stock options were valued using the Black-Scholes option pricing model based on a risk-free annual interest rates ranging from 3.6% to 3.8%, an expected volatility of between 33% and 50%, an expected average life of up to 3.2 years and a dividend yield of 3.7%.

Option pricing models require the input of subjective assumptions regarding the expected volatility. The Company calculates expected volatility based on the historical volatility of its stock price. Changes in this assumption can materially affect the fair value estimate.

For the year ended December 31, 2024, share-based payments expense, relating to the vesting of stock options, was $5 million (2023 - $5 million), net of $1 million (2023 - $1 million) capitalized to mining interests.

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2022	30,927	4.98
Granted	3,042	4.80
B2Gold replacement options on acquisition of Sabina (Note 9)	3,342	3.87
Exercised	(5,098)	3.42
Forfeited or expired	(1,246)	5.28
Outstanding at December 31, 2023	30,967	5.09
Granted	22,064	3.71
Exercised	(1,247)	3.39
Forfeited or expired	(1,579)	5.01
Outstanding at December 31, 2024	50,205	4.53

During 2024, 1 million (2023 – 5 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $4.09 (2023 – Cdn. $4.86).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stock options outstanding and exercisable as at December 31, 2024 are as follows:

Range of exercise prices (in Cdn. $)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn. $)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn. $)

2.95 – 2.99	15	2.39	2.95	4	2.95
3.00 – 3.99	22,210	4.90	3.67	7,165	3.64
4.00 – 4.99	7,463	3.55	4.45	4,715	4.44
5.00 – 5.99	18,401	2.01	5.39	16,646	5.40
6.00 – 6.99	1,996	1.31	6.25	1,887	6.25
7.00 – 8.53	120	0.56	8.01	120	8.01
	50,205	3.49	4.53	30,537	4.90

Restricted share unit plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2024, the Company granted approximately 2 million (2023 – 2 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vest one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $6 million (2023 - $7 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense over the vesting period.

For the year ended December 31, 2024, share-based payments expense relating to the vesting of RSUs was $7 million (2023 - $7 million).

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2022	2,784
Granted	1,939
Vested and converted to common shares	(1,440)
Forfeited	(119)
Reinvested dividend equivalents	158
Outstanding at December 31, 2023	3,322
Granted	2,382
Vested and converted to common shares	(1,625)
Reinvested dividend equivalents	277
Outstanding at December 31, 2024	4,356

Deferred share unit plan

The Company has a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director is required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash. As the DSUs are cash settled, they are recorded as a liability at fair market value on the Consolidated Balance Sheet with changes in the fair value being recognized as a share-based payment expense or recovery in the Consolidated Statement of Operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2024, the Company issued 0.5 million DSUs (2023 - 0.4 million) with a fair market value of $1 million (2023 - $1 million) to directors of the Company. During the year ended December 31, 2024, 0.1 million (2023 - 0.7 million) DSUs valued at $0.3 million (2023 - $3 million) were released. As at December 31, 2024, there were 2.2 million DSUs outstanding (2023 - 1.6 million). For the year ended December 31, 2024, share-based payments expense relating to DSUs was $0.1 million (2023 - expense of $0.8 million).

Performance share unit plan

The Company has a Performance Share Unit plan (the "PSU plan") for the benefit of officers, employees and eligible consultants. Under the plan, eligible participants will receive shares based on the achievement of certain defined performance measures over a defined period of time. The number of shares receivable shall be 0% to 200% of the performance share units ("PSUs") awarded, with the factor applied being dependent on the extent to which the defined performance measures have been achieved.

On November 7, 2023, the Company adopted an amended and restated Executive Officer Incentive Compensation Clawback Policy (the “Clawback Policy”) to comply with new rules of the New York Stock Exchange American set forth in Listed Company Manual Section 811 -- Erroneously Awarded Compensation and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D and Rule 10D-1 of the U.S. Securities Exchange Act of 1934, as amended. In addition, the Company amended its Performance Share Unit Plan on November 7, 2023 (the “Amended PSU Plan”) to add an option to settle future PSU grants, when vested, in cash (instead of shares) at the Company’s sole discretion. The addition of the cash settlement option does not impact the accounting treatment of the PSUs.

During the year ended December 31, 2024, the Company granted 3 million PSUs to employees comprised of two equal 50% tranches. Vesting of tranche one of the PSUs granted will depend on the growth of the consolidated production profile and the number of shares that may vest will be between 0% to 200% of the number of tranche one PSUs. The estimated fair value when granted of this portion of $3 million was calculated based on the fair value of the Company's stock on the date of the grant and the expected increase in the production profile. Vesting of tranche two of the PSUs granted will depend on total shareholder return of the Company compared to a group of peer companies over the period January 1, 2024 to December 31, 2026. The number of shares that may vest will be between 0% and 200% of the number of tranche two PSUs. The estimated fair value when granted of the tranche two PSUs of $3 million was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 26% to 66% for the group, a Canadian risk-free annual interest rate of 4.19%, and a United States risk-free annual interest rate of 4.52%. The fair value of both tranches is being recognized over the vesting period.

During the year ended December 31, 2023, the Company granted 2 million PSUs to employees comprised of two equal 50% tranches. Vesting of tranche one of the PSUs granted will depend on the timing of completion of construction and commissioning of the Goose Project and the number of shares that may vest will be between 0% to 200% of the number of tranche one PSUs. The estimated fair value when granted of this portion of $3 million was calculated based on the fair value of the Company's stock on the date of the grant and the expected completion timing of the Goose Project. Vesting of tranche two of the PSUs granted will depend on total shareholder return of the Company compared to a group of peer companies over the period January 1, 2023 to December 31, 2025. The number of shares that may vest will be between 0% and 200% of the number of tranche two PSUs. The estimated fair value when granted of the tranche two PSUs of $4 million was calculated using a risk-neutral Monte Carlo simulation based on a correlated Geometric Brownian Motion. The model used historical share price volatility ranging from 28% to 71% for the group, a Canadian risk-free annual interest rate of 3.87%, and a United States risk-free annual interest rate of 4.16%. The fair value of both tranches is being recognized over the vesting period.

During the year ended December 31, 2024, the Company issued 1 million shares (2023 - 1 million shares) on the vesting of PSUs. As at December 31, 2024, 6 million PSUs were outstanding under the plan (2023 - 5 million). For the year ended December 31, 2024, share-based payments expense relating to PSUs was $8 million (2023 - $8 million).

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 5 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 5 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust (the "trust") by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

granted to the ultimate beneficiaries by the trust. During the year ended December 31, 2024, the Company recognised a share based payment expense of $5 million upon issuance of the remaining 1,705,000 shares from the trust. As at December 31, 2024, there are no common shares remaining in the trust.

Earnings per share
The following is the calculation basic and diluted earnings per share:

	2024	2023
	$	$

Net (loss) income and diluted net (loss) income (attributable to shareholders of the Company)	(629,891)	10,097

Basic weighted average number of common shares outstanding (in thousands)	1,308,850	1,232,092

Effect of dilutive securities:
Stock options	—	1,099
Restricted share units	—	755
Performance share units	—	3,458
Diluted weighted average number of common shares outstanding (in thousands)	1,308,850	1,237,404

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.48)	$0.01
Diluted	$(0.48)	$0.01

15Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2022	54,187	22,220	25,079	2,177	103,663
Share of net income (loss)	17,146	5,824	8,799	(278)	31,491
Interest on loan to non-controlling interest	(4,174)	—	—	—	(4,174)
Distributions to non-controlling interest	(24,248)	(300)	(10,068)	—	(34,616)
Participating funding from non-controlling interest	—	—	—	2,332	2,332
Other	—	—	428	472	900
Balance at December 31, 2023	42,911	27,744	24,238	4,703	99,596
Share of net (loss) income	(7,387)	(1,672)	12,478	(181)	3,238
Forgiveness of loan to non-controlling interest (Note 9)	65,476	—	—	—	65,476
Distributions to non-controlling interest	(106,826)	—	(15,743)	—	(122,569)
Interest on loan to non-controlling interest	(2,381)	—	—	—	(2,381)
Participating funding from non-controlling interest	—	—	—	936	936
Other	8,207	—	—	129	8,336
Balance at December 31, 2024	—	26,072	20,973	5,587	52,632

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the summarized financial information of subsidiaries with material non-controlling interests:

	Fekola		Otjikoto
	2024	2023	2024	2023
	$	$	$	$

Summarized Balance Sheets
Current assets	219,744	265,468	102,335	89,575
Non-current assets	1,051,228	979,116	222,834	297,950
Total assets	1,270,972	1,244,584	325,169	387,525

Current liabilities	371,962	174,643	43,131	43,623
Non-current liabilities	73,284	70,119	85,229	114,633
Total liabilities	445,246	244,762	128,360	158,256

Summarized Statements of Operations
Revenue	951,675	1,143,780	486,213	417,589
Net (loss) income	(59,546)	147,584	126,889	87,599

16Other operating expense

	2024	2023
	$	$

Malian regulatory settlement (Note 9)	(16,795)	—
Non-capital exploration	(8,029)	(3,461)
Other	(4,280)	(4,700)
	(29,104)	(8,161)

17Derivative financial instruments

Fuel derivatives

During the year ended December 31, 2024, the Company entered into additional series of forward contracts for the purchase of 62 million litres of gas oil and 63 million litres of fuel oil with scheduled settlement between August 2024 and July 2026. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

For the year ended December 31, 2024, the Company recorded an unrealized fuel derivative loss of $3 million (2023 – loss of $4 million) and a realized fuel derivative loss of $0 million (2023 - gain of $9 million) in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2024:

	2025	2026	Total

Forward – fuel oil:
Litres (thousands)	35,027	14,447	49,474
Average strike price	$0.44	$0.42	$0.43

Forward – gas oil:
Litres (thousands)	36,216	8,189	44,405
Average strike price	$0.60	$0.59	$0.60

The unrealized fair value of these contracts at December 31, 2024 was $(2) million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Gold derivatives

During the year ended December 31, 2024, as a requirement of the new RCF (Note 12), the Company entered into a series of 1:1 zero-cost put/call gold collar contracts with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and are recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at December 31, 2024:

	2025	2026	2027	Total

Ounces	187,010	200,006	16,637	403,653
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at December 31, 2024 was $0 million.

18Gold stream obligation

As part of the acquisition of Sabina (Note 9), the Company acquired a Gold Stream Arrangement (the "Stream") with Wheaton Precious Metals ("WPM"). WPM is obligated to pay the Company a purchase price for each ounce of refined gold metal equal to:
•During any period during which the remaining upfront funding initially received by Sabina from WPM is greater than nil, 18% of the p.m. London Bullion Market Association ("LBMA") Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the upfront funding until it has been reduced to nil.
•Once the remaining upfront funding has fully been reduced to nil, 22% of the p.m. LBMA Gold Price.

The acquisition of Sabina triggered a one-time change of control event that allowed the Company to exercise a one-time option to buy back one third of the Stream (the “Buy-back Option”) for consideration of $46 million, which the Company exercised on April 20, 2023. As a result of the exercise of the Buy-back Option, the quantity of gold deliverable to WPM under the Gold Stream is reduced by 33% as follows:
•2.7805% of gold production up to delivery of 87,100 oz
•1.4405% of gold production up to an aggregate of 134,000 oz
•1.005% of gold production thereafter.

The gold stream obligation was determined to be a derivative liability under IFRS 9, Financial instruments, and has been classified as FVTPL. As a result, it has been recorded at its fair value on the Consolidated Balance Sheet with changes in the fair value being recorded in the Consolidated Statement of Operations. The fair value of the gold stream was determined to be level 3 in the fair value hierarchy (Note 20). The Company has guaranteed the remaining portion of the gold stream obligation.

The following is a summary of the changes in the gold stream obligation:

$

Balance at December 31, 2022	—
Fair value at acquisition (Note 9)	173,700
Exercise of buy-back option	(46,400)
Change in fair value	12,300
Balance at December 31, 2023	139,600
Change in fair value	26,825
Balance at December 31, 2024	166,425
Less current portion	(6,900)
159,525

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19Prepaid gold sales

On January 23, 2024, the Company entered into a series of prepaid gold sales with a number of its old RCF syndicate banks. Under the terms of the prepaid gold sales, the Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces. Gold deliveries can be from production from any of the Company’s operating mines and the prepaid gold sales can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

The prepaid gold sales have been accounted for in accordance with IFRS 15, Revenue from Contracts with Customers, whereby the cash prepayments have been recognized as deferred revenue on the Consolidated Balance Sheet and will be recognized as revenue in the Consolidated Statement of Operations based on the contract price when gold deliveries are made.

The following is a summary of the changes in the prepaid gold sales:

$

Outstanding at December 31, 2023	—
Value of contracts added	500,023
Accretion	38,087
Outstanding at December 31, 2024	538,110
Less current portion	(272,781)
265,329

During the year ended December 31, 2024, the Company recognized interest charge of $38 million, based on an implicit rate of 7.99%, relating to the financing component contained in the prepaid gold sales. The interest expense recognised in the Consolidated Statement of Operations for the year ended December 31, 2024 was $14 million net of $24 million capitalized to the cost of constructing qualifying assets during the year.

20Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, short-term investments, reclamation deposits, loan to associate, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, gold derivative contracts, gold stream obligation, and long-term debt.

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2024, the Company’s financial assets and liabilities measured at fair value are categorized as follows:

	As at December 31, 2024			As at December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 8)	76,717	—	—	86,007	—	—
Short-term investments (Note 6)	11,565	—	—	—	—	—
Fuel derivative contracts (Note 17)	—	(2,259)	—	—	481	—
Gold derivative contracts (Note 17)	—	111	—	—	—	—
Gold stream obligation (Note 18)	—	—	(166,425)	—	—	(139,600)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s long-term investments consist of shares of publicly traded mining companies. The fair values of these were determined using market quotes from an active market for each investment.

The fair value of the Company's fuel and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

The fair value of the gold stream was calculated based on an income approach and a discounted cash flow model. The calculated fair value includes significant assumptions that are based on observable market data, including forward gold price curves and credit adjusted risk-free rates. The fair value also includes significant assumptions that are not based on observable market data, including the timing of future gold deliveries which are based on the future production levels of the Goose Project. The valuation has been prepared by an independent valuations specialist with direct oversight from the Company. Gold production is assumed to begin in the second quarter of 2025. Forward gold price estimates ranged from $2,611 to $3,395 per ounce. A $100 per ounce change in the gold forward price would have approximately a $5 million impact on the fair value of the gold stream obligation at December 31, 2024. A 50 basis point change in the credit adjusted risk-free rate would also have approximately a $5 million impact on the fair value of the gold stream obligation at December 31, 2024.

The fair value of the Company's long-term debt also approximates its carrying value as it has a floating interest rate and the Company's credit spread has remained approximately consistent. The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders including the payment of dividends. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2024, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit rating agencies.

The Company maintains its excess cash balances in short-term investments accounts. The Company does not maintain insurance for its cash balances.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2024, the Company had cash and cash equivalents of $337 million. Cash provided by operating activities totalled $878 million for the year ended December 31, 2024, including proceeds of $500 million from the prepaid gold sales. As at December 31, 2024, the Company had a $800 million revolving credit facility of which $400 million is undrawn.

As at December 31, 2024, the Company had drawn down the full amount under its equipment loan facilities at the Goose Project but had $27 million available under its third equipment facility at Fekola.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2024, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 12 for debt repayments and Note 26 for capital expenditure commitments.

	2025	2026	2027	2028	2029	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	156,352	—	—	—	—	156,352
New revolving credit facility:
Principal (Note 12)	—	—	—	400,000	—	400,000
Interest & commitment fees (estimated)	27,959	27,053	27,053	25,997	—	108,062
Fekola equipment loan facilities:
Principal	7,162	1,554	1,554	1,554	1,549	13,373
Interest (estimated)	608	373	277	181	84	1,523
Goose equipment loan facility:
Principal	2,917	672	—	—	—	3,589
Interest (estimated)	95	35	—	—	—	130
Lease liabilities
Principal	6,548	5,453	3,771	2,388	2,378	20,538
	201,641	35,140	32,655	430,120	4,011	703,567

Capital expenditure commitments	38,148	—	—	—	—	38,148
Other liabilities	1,947	5,997	—	5,207	5,311	18,462
	241,736	41,137	32,655	435,327	9,322	760,177

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2024, $233 million of the Company’s $337 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $9 million change in the Company’s cash position.

The Company maintains a portfolio of shares in publicly traded companies that are measured at FVOCI.

The Company maintains a portfolio of fuel and gold derivatives that are measured at FVTPL. A 10% change in the forward price of fuel would result in a $4 million change in the value of the fuel derivative portfolio. A 10% change in the forward price of gold would result in a $13 million change in the value of the gold derivative portfolio excluding the impact on the Company's gold stream obligation (Note 18).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

21Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2024	2023
	$	$

(Loss) income from operations before taxes	(309,224)	320,333
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	(83,490)	86,490

Increase (decrease) attributable to:
Benefit not recorded on impairment losses	227,498	93,772
Change in accruals for tax audits and settlement of income tax and customs assessments (Note 9)	67,352	(951)
Effects of different foreign statutory tax rates	40,141	18,054
Change due to foreign exchange	29,894	(11,430)
Withholding and other taxes	29,423	26,956
Losses and tax bases for which no tax benefit has been recorded	26,479	18,707
Benefit of optional tax incentives	(21,625)	(13,281)
Non-deductible expenditures	11,340	32,029
Change in income tax rates	(8,884)	—
Future withholding tax	(2,699)	29,548
Change in non-taxable portions of gains	807	(2,345)
Amounts under provided for in prior years	1,193	1,196
Income tax expense	317,429	278,745

Current income tax, withholding and other taxes	319,726	290,081
Deferred income tax recovery	(2,297)	(11,336)
Income tax expense	317,429	278,745

Included in current income tax expense for the year ended December 31, 2024, is $26 million (2023 - $36 million), related to the State of Mali's 20% (2023 - 10%, see Note 9) priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Total provision for tax disputes recognized are as follows:

	2024	2023
	$	$

Opening balance	10,799	12,950
Additions	—	49
Reductions	(10,799)	(2,200)
Closing balance	—	10,799

During the year ended December 31, 2024, the Company recorded a deferred tax recovery of $3 million (2023 - expense of $30 million) related to future withholding tax expected to be incurred on retained earnings the Company is planning to repatriate from its foreign subsidiaries in the foreseeable future. The Company's foreign subsidiaries continue to accumulate earnings in excess of their expected needs for reinvestment. The deferred tax expense will eventually be a current tax expense as dividends from foreign subsidiaries and the associated withholding taxes are paid.

Deferred tax liabilities of approximately $134 million (2023 – $116 million) have not been recognized on the repatriation of earnings from foreign subsidiaries where the Company controls the timing of the reversal of the temporary differences but it is probable that such differences will not reverse in the foreseeable future.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Total income tax expense attributable to geographical jurisdiction is as follows:

	2024	2023
	$	$

Mali	176,094	186,258
Philippines	55,838	32,658
Namibia	85,828	67,852
Other	(331)	(8,023)
	317,429	278,745

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2024	As at December 31, 2023	2024	2023
	$	$	$	$

Operating loss carry-forwards	2,033	9,312	7,279	12,807
Current assets and liabilities	(5,304)	(1,442)	3,862	(5,588)
Mining interests	(150,161)	(152,406)	(2,245)	(54,727)
Mine restoration provisions	15,413	14,504	(909)	10,118
Future withholding tax	(35,849)	(38,548)	(2,699)	29,548
Unrealized gains	—	(10,127)	(10,127)	2,617
Deferred tax charged to equity	—	—	(856)	—
Other	4,130	7,528	3,398	(6,111)
	(169,738)	(171,179)	(2,297)	(11,336)

Represented on the balance sheet as:

	2024	2023
	$	$

Deferred tax asset	—	(16,927)
Deferred tax liability	169,738	188,106
Balance, end of year	169,738	171,179

The Company has the following unrecognized deferred tax assets:

	2024	2023
	$	$

Capital and non-capital tax losses	175,765	230,933
Mining interests and other	153,892	35,190
Mine restoration provisions	10,423	8,984
Long-term debt	2,401	2,775
Current assets	868	1,043
	343,349	278,925

The Company has not recognized potential deferred tax assets of $343 million (2023 - $279 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The change for the year in the Company’s net deferred tax liability was as follows:

	2024	2023
	$	$

Balance, beginning of year	171,179	182,515
Deferred income tax recovery charged to statement of operations	(2,297)	(11,336)
Deferred income tax expense charged to equity	856	—
Balance, end of year	169,738	171,179

At December 31, 2024, the Company had non-capital tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the non-capital tax losses only to the extent of anticipated future taxable income that can be reduced by non-capital tax losses. The gross amount of the non-capital tax losses for which a tax benefit has not been recorded are $577 million (2023 - $637 million) in Canada which expire between 2027 and 2044, and $110 million (2023 - $124 million) in Colombia of which $1 million expires between 2030 and 2035 and $108 million does not expire.

At December 31, 2024 the Company had capital losses in Canada of $9 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses. On March 4, 2024, the Company received Notices of Reassessment relating to the denial of capital losses realized by B2Gold in respect of certain internal reorganizations undertaken in the 2016 taxation year. The reassessments do not result in any income taxes payable but would reduce the Company's net capital loss carry-forward balances and non-capital loss carry-forward balances (due to the deduction of a portion of the capital losses in subsequent taxation years). The Company has disputed the reassessments. Should the Company be successful in its dispute, non-capital losses would increase by $71 million and capital losses would increase by $295 million for which no deferred tax asset has been recognized as at December 31, 2024.

During the year ended December 31, 2024 the Company paid $360 million (2023 - $239 million) of current income tax, withholding and other taxes in cash.

Pillar Two Global Minimum Tax

In June 2024, Canada enacted the Global Minimum Tax Act that was developed within the framework of the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024. As Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates, the legislation is effective for the Company's financial year beginning January 1, 2024.

The Company has performed an assessment of its potential exposure to Pillar Two income taxes. This assessment is based on the most recent information available regarding the financial performance of the constituent entities of the consolidated group. Based on the assessment performed, the Company does not expect any material exposure to Pillar Two top-up taxes.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

22Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2024	2023
	$	$

Depreciation and depletion	367,408	402,371
Impairment of long-lived assets (Note 9)	876,376	322,148
Gain on sale of mining interests (Note 9)	(56,115)	—
Deferred income tax recovery (Note 21)	(2,297)	(11,336)
Change in fair value of gold stream (Note 18)	26,825	12,300
Non-cash interest and financing expense	34,848	13,925
Gain on sale of shares in associate (Note 10)	(16,822)	—
Share-based payments (Note 14)	24,343	18,174
Loss on dilution of associate (Note 10)	8,984	943
Non-recoverable input taxes	9,684	2,198
Share of net income of associates (Note 10)	(2,630)	(19,871)
Unrealized losses on derivative instruments (Note 17)	2,630	4,500
Write-down of mining interests (Note 9)	636	19,905
Restructuring charges (Note 9)	—	12,151
Other	15,234	25,169
	1,289,104	802,577

Changes in non-cash working capital:

	2024	2023
	$	$

Accounts receivable and prepaids	(215)	147
Value-added and other tax receivables	(2,204)	(10,634)
Inventories	(130,339)	(24,331)
Accounts payable and accrued liabilities	(1,237)	(21,378)
Current income and other taxes payable	(21,184)	49,658
	(155,179)	(6,538)

Other exploration:

	2024	2023
	$	$

Fekola Mine, exploration	(4,428)	(3,728)
Masbate Mine, exploration	(3,649)	(3,808)
Otjikoto Mine, exploration	(7,825)	(3,863)
Goose Project, exploration	(28,864)	(10,595)
Finland Properties, exploration	(3,079)	(7,181)
Bakolobi Property, exploration	(344)	(8,665)
Dandoko Property, exploration	(1,279)	(6,097)
George Property, exploration	(9)	(5,131)
Menankoto Property, exploration	(805)	(12,262)
Bantako North Property, exploration	—	(9,523)
Other	(2,347)	(5,152)
	(52,629)	(76,005)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-cash investing and financing activities:

	2024	2023
	$	$

Share consideration received on sale of mining interests (Notes 9 and 10)	81,433	—
Interest capitalized to construction of qualifying assets	30,008	—
Change in current liabilities relating to mining interest expenditures	(8,625)	29,257
Change in current liabilities relating to deferred financing costs	4,059	—
Interest on loan to non-controlling interest	2,801	4,910
Share-based payments, capitalized to mining interests	1,129	694
Foreign exchange gains (losses) on Fekola equipment loan facility	545	(411)
Common shares issued on acquisition of Sabina Gold & Silver Corp. (Note 9)	—	925,375
Fair value of B2Gold replacement options issued on acquisition of Sabina Gold & Silver Corp. (Note 9)	—	5,075
Contingent consideration on purchase of Gramalote Property (Note 9)	—	14,297

23Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management consisted of:

	2024	2023
	$	$

Salaries and short-term employee benefits	7,408	8,480
Share-based payments	13,793	14,692
	21,201	23,172

24Production costs by nature

	2024	2023
	$	$

Raw materials and consumables	491,855	488,965
Salaries and employee benefits	134,938	128,090
Contractors	92,225	90,488
Equipment rental	1,949	2,786
Other	49,807	52,286
Change in inventories	4,444	(6,272)
Capitalized to mining interests	(93,390)	(140,146)
	681,828	616,197

Salaries and employee benefits expense included in general and administrative costs were $29 million for the year ended December 31, 2024 (2023 - $28 million).

25Segmented information

The Company’s reportable operating segments for 2024 include its mining operations and development projects, namely the Fekola, Masbate and Otjikoto mines and the Goose Project. It also includes the Fekola Regional properties which are in the exploration & evaluation stage. The Fekola Regional segment includes the Bantako North, Menankoto, Dandoko and Bakolobi properties. The Other Mineral Properties segment consists of the Company’s interests in mineral properties which are at various stages of exploration and evaluation, including the Company's interest in the Gramalote Project, as well as the Company's equity accounting for its investment in it's associates Versamet and BeMetals. The “Corporate and Other” segment includes corporate operations.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s segments are summarized in the following tables:

	2024
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	951,676	—	464,141	486,213	—	—	—	1,902,030
Production costs	384,221	—	161,462	136,145	—	—	—	681,828
Depreciation & depletion	162,011	1,986	83,352	116,289	3,770	—	2,153	369,561
Impairment of long-lived assets	162,673	52,543	—	—	661,160	—	—	876,376
Write-down of mining interests	—	—	—	—	—	636	—	636
Current income tax, withholding and other taxes	154,415	46	55,840	109,282	48	—	95	319,726
Net (loss) income	(76,859)	(68,728)	112,930	122,454	(663,781)	(1,827)	(50,842)	(626,653)
Capital expenditures	262,204	19,289	33,412	36,667	544,255	22,568	1,308	919,703
Total assets	1,368,733	187,484	769,617	355,551	1,607,392	328,717	196,504	4,813,998

	2023
	Fekola Mine	Fekola Regional	Masbate Mine	Otjikoto Mine	Goose Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	1,143,781	—	372,902	417,589	—	—	—	1,934,272
Production costs	333,215	—	160,952	122,030	—	—	—	616,197
Depreciation & depletion	214,533	1,267	79,423	107,148	—	—	2,000	404,371
Impairment of long-lived assets	159,317	46,349	—	—	—	116,482	—	322,148
Write-down of mining interests	—	—	—	—	—	19,905	—	19,905
Current income tax, withholding and other taxes	192,462	—	22,813	75,713	—	(1,000)	93	290,081
Net income (loss)	122,008	(45,173)	64,897	85,293	(2,687)	(107,426)	(75,324)	41,588
Capital expenditures	302,670	92,522	33,950	64,926	292,934	23,843	242	811,087
Total assets	1,342,500	250,729	739,506	414,383	1,479,754	384,530	263,217	4,874,619

The Company’s mining interests are located in the following geographical locations:

	2024	2023
	$	$
Mining interests
Canada	1,445,143	1,509,289
Mali	1,066,748	1,131,343
Philippines	480,570	533,781
Namibia	182,758	264,747
Colombia	74,875	66,184
Finland	36,033	32,954
Burkina Faso	—	21,087
Other	5,308	4,105
	3,291,435	3,563,490

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2024 and 2023
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

26Commitments

As at December 31, 2024, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•For payments of $13 million for mobile equipment purchases and rebuilds, $1 million for the tailings storage facility, $1 million for underground development, $1 million related to plant and powerhouse maintenance and $1 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2025.
•For payments of $21 million for construction activities at the Goose Project, all of which is expected to be incurred in 2025.